Prime Announces Final Results of Tender Offer,

Closing of Initial Business Combination

Shijiazhuang, China – September 30, 2013 – Prime Acquisition Corp. (“Prime” or the “Company”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, and privately held bhn LLC (“bhn”), the U.S. affiliate of leading financial and strategic advisory boutique bhn S.r.l. in Milan, today announced the closing of Prime’s business combination transaction. Prime’s purchase of entities holding 10 real estate properties in Italy closed today. The Company expects to close the following transactions in the coming days:

1)	The sale of approximately 14.3 million ordinary shares of common stock to Swiss electronics company Radiomarelli SA (“Radiomarelli”) at a price of $9.10 per share for gross proceeds of $130.0 million; and
2)	Prime’s purchase of a minority interest in 50 renewable energy plants (photovoltaic plants) and the right to all green certificates that will be issued by the Romanian government to these photovoltaic plants.

Ms. Diana Liu, CEO of Prime, stated, “All of us at Prime are very pleased to have successfully completed the initial business combination after the time and hard work put in by everyone involved. We are confident that the company will continue to build upon this initial portfolio of yield-producing assets in Europe, and look forward to continue working with Mr. Marco Prete and his team at bhn, as well as the experienced professionals at Radiomarelli, to expand and further diversify this portfolio of assets. We thank our shareholders for their support during this process.”

Mr. Marco Prete, founder and chairman of bhn, commented, “We are all delighted to have completed the initial business combination and look forward to further developing our portfolio of diversified, yield-producing assets, including our investments in commercial real estate and differentiated assets, such as the green certificates. We look forward to keeping shareholders apprised of our progress in the future.”

Final Results of Tender Offer

The Company also announced the expiration and final results of the Company’s tender offer to purchase up to 23,014 of its outstanding ordinary shares at a price of $10.02 per share, net to the seller in cash, without interest. The tender offer expired at 5 p.m. New York City time on Friday, September 27, 2013, with one share tendered.

Based upon information provided by the depositary for the tender offer, American Stock Transfer & Trust Company, as of the expiration of the tender offer, a total of one share has been validly tendered and not withdrawn for a total cost of approximately $10.02. Payment for the shares accepted for purchase will be made promptly.

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September 30, 2013

Advantage Proxy is acting as the information agent, and the depositary is American Stock Transfer & Trust Company. For questions and information, call the information agent toll free at (877) 870-8565.

This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell ordinary shares of the Company.

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp., bhn LLC, and their combined business after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Prime’s and bhn’s managements, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which bhn is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the combined business’ revenue and profitability;
•	Changes in the real estate industry;
•	Bhn’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither Prime nor bhn assumes any obligation to update the information contained in this press release.

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September 30, 2013

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations
The Equity Group Inc.
Carolyne Yu	Adam Prior
Senior Associate	Senior Vice President
(415) 568-2255	(212) 836-9606
cyu@equityny.com	aprior@equityny.com